Mail Stop 3561

February 8, 2008

Milton C. Ault, III
President and Chief Executive Officer
Zealous Trading Group, Inc.
1800 Century Park East, Suite 200
Los Angeles, CA 90067

> **Re: Zealous Trading Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 5, 2008**
> **File No. 000-26383**

Dear Mr. Ault:

We have reviewed the above referenced filing and have the following comment. We believe you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your response.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," and an amended Form 8-K within five business days.

1.   We note that the letter from your former auditor, filed on February 5, 2008 as an exhibit to your amended Form 8-K, states that they believed that there were material errors related to your accounting for certain financing transactions and share-based payments. These errors related to the quarterly period ended August 31, 2007, previously filed on Form 10-QSB. You should file an Item 4.02 (b) Form 8-K immediately. The filing was due on the fourth day after the date that your former auditor informed you of these material errors.

In the Item 4.02 (b) Form 8-K please (i) disclose the date on which you were notified by your former auditor that they believed that there were material errors related to your accounting for certain financing transactions and share-based payments, (ii) identify the financial statements that should no longer be relied upon, (iii) provide a brief description of the information provided by your former auditor, and (iv) a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the auditor the matters disclosed in the filing pursuant to this Item 4.02 (b) Form 8-K. In addition, provide your former auditor with a copy of the disclosures you are making in response to this Item 4.02 (b) Form 8-K. The auditor should receive it no later than the day that the disclosures are filed with the Commission. Request that your former auditor furnish to you as promptly as possible a letter addressed to the Commission stating whether the auditor agrees with the statements made by you in response to this Item 4.02 (b) Form 8-K and, if not, stating the respects in which it does not agree. The letter should be filed within two business days after receipt as an exhibit in an amended Form 8-K. See Item 304 of Regulation S-B.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant